EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) before income taxes	$(5,859,879)	$6,611,432	$2,257,626	$3,911,702	$1,249,223

Add:
Interest expense	$2,971,229	$396,440	$128,838	$62,686	$116,747
Rental expense factor (1)	$1,973,092	$781,986	$322,343	$299,686	$272,813
Earnings available for fixed charges	$(915,558)	$7,789,858	$2,708,807	$4,274,074	$1,638,783
Fixed Charges:
Interest expense (2)	$2,971,229	$396,440	$128,838	$62,686	$116,747
Rental expense factor (1)	$1,973,092	$781,986	$322,343	$299,686	$272,813
Total fixed charges	$4,944,321	$1,178,426	$451,181	$362,372	$389,560
Ratio of earnings to fixed charges (3)	(1.19)(4)	5.61	5.00	10.79	3.21

(1)
“Rental Expense Factor” is the portion of rental expense estimated to be representative of the interest expense within rental expenses. The portion of rental expense representative of interest factor is calculated as one third of the total of rent, rental expenses and lease expenses.

(2)
The ratio of earnings to fixed charges is computed by dividing income or loss before taxes by fixed charges.  Fixed charges include interest expense financing fees and an estimate of the interest expense within rent expense under operating leases.

(3)	Interest expense includes amortization expense for capitalized debt costs.

(4)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $5.8 million.